Exhibit 99.1

NEWS RELEASE

Media Contact:	Doug Kline
	Sempra Energy
	(877) 866-2066
	www.sempra.com
Financial Contacts:	Dennis Arriola/Karen Sedgwick
	Sempra Energy
	(877) 736-7727

SEMPRA ENERGY'S SECOND-QUARTER 2006 NET INCOME TRIPLES ON IMPROVED OPERATIONS, ASSET SALES

- **Quarterly Income From Continuing Operations Rises 55 Percent**
- **Asset Sales Generate $1.3 Billion Pre-tax for Capital Program**

SAN DIEGO, Aug. 3, 2006 - Sempra Energy (NYSE: SRE) today reported second-quarter 2006 net income of $373 million, or $1.43 per diluted share, more than triple last year's second-quarter net income of $121 million, or $0.48 per diluted share.

Second-quarter 2006 net income included $188 million, or $0.72 per diluted share, in discontinued operations, principally related to gains from asset sales, offset by impairment charges from assets held for sale. Income from continuing operations was $185 million, or $0.71 per diluted share, in the second quarter 2006, compared with $119 million, or $0.47 per diluted share, in the prior-year's quarter. Second-quarter 2006 income from continuing operations was reduced by a $7 million impairment, or $0.03 per diluted share, related to the sale of the company's Texas natural gas-fired generating assets.

For the first six months of 2006, Sempra Energy's net income was $628 million, or $2.42 per diluted share, compared with $344 million, or $1.40 per diluted share, in the first half of 2005. Income from continuing operations for the first six months of 2006 was $419 million, or $1.61 per diluted share, compared with $340 million, or $1.38 per diluted share, during the same period last year.

"Our higher second-quarter earnings reflect the continued outstanding results by our core operating units," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "Our initiative to divest non-strategic assets has exceeded our expectations, thus far, generating about $1.3 billion in pre-tax proceeds to strengthen our balance sheet and support our $10 billion, five-year capital program. This is part of our focused strategy of redeploying capital into critical energy infrastructure. These efforts are being led by our natural gas businesses and our California utilities."

Revenues for Sempra Energy were $2.5 billion in the second quarter 2006, compared with $2.2 billion in the year-ago quarter, due primarily to higher electric revenues and improved margins in commodity marketing.

OPERATING HIGHLIGHTS

Sempra Utilities

Net income for San Diego Gas & Electric (SDG&E) in the second quarter 2006 rose to $65 million from $29 million in the year-ago quarter. During the most recent quarter, SDG&E benefited from one-time and continuing items related to regulatory decisions associated with prior-period cost recovery, performance-based-ratemaking incentive awards and increased earnings from generation investments. These investments included the recently commissioned Palomar Energy Center, a new 550-megawatt natural gas-fired power plant.

"The recent heat wave reinforces the continuing need for new and improved electric infrastructure," Felsinger said. "SDG&E customers set an all-time record for power consumption July 22 - a Saturday - with peak usage 50-percent higher than expected. That's why, since 2001, we've invested more than $2 billion in new electric generation, transmission and distribution infrastructure to handle the ever-increasing demands on SDG&E's system and also why we're proposing a new 500,000-volt transmission line to support the region."

Southern California Gas Co.'s second-quarter 2006 net income was $58 million, unchanged from the prior year.

Sempra Commodities

On the strength of increased natural gas and power sales and improved margins in North America and Europe, Sempra Commodities' second-quarter net income more than doubled to $69 million in 2006 from $26 million last year.

"Sempra Commodities continues to prosper amidst volatile global energy markets by helping its customers manage their energy needs," Felsinger said.

Sempra Generation

In the second quarter 2006, Sempra Generation's net income was $17 million, compared with $22 million in the second quarter 2005, due primarily to the impairment charge related to the sale of the Texas gas-fired power plants.

On July 7, 2006, Sempra Generation completed the sale of its 50-percent ownership of the Coleto Creek coal-fired power plant and the above-mentioned seven gas-fired power plants in Texas. As a result of these transactions, Sempra Generation will record a third-quarter 2006 after-tax gain of approximately $208 million.

Sempra Pipelines & Storage

Second-quarter net income for Sempra Pipelines & Storage in 2006 was $28 million, up from $16 million in 2005, due primarily to the favorable resolution of prior years' tax issues.

During the most recent quarter, the Rockies Express Pipeline project, in which Sempra Pipelines & Storage owns a 25-percent stake, announced the start of a binding open season to solicit support to extend the pipeline east from its currently proposed terminus in Monroe County, Ohio, to Oakford, Pa. The 100-mile extension is designed to provide up to 1.8 billion cubic feet per day of firm transportation capacity to Pennsylvania.

Sempra LNG

Sempra LNG reported a net loss of $17 million in the second quarter 2006, compared with a net loss of $5 million in the year-ago quarter, due primarily to a $12 million mark-to-market loss on a marketing agreement with Sempra Commodities related to Sempra LNG's Energía Costa Azul receipt terminal under development in Baja California, Mexico.

Construction remains on schedule for Sempra LNG's receipt terminals in Mexico and Cameron, La. Both terminals are expected to be operational in 2008.

Discontinued Operations

Sempra Energy has undertaken a program to sell non-core assets to help fund its capital program, which is focused on developing North American natural gas infrastructure and growing its California utilities.

During the second quarter 2006, Sempra Generation sold its Twin Oaks coal-fired generation facility in Texas, as well as its energy-facilities-management and performance-contracting operations. During the first half of 2006, these sales resulted in an after-tax gain of $247 million.

On July 31, 2006, Sempra Generation also completed the sale of its exploration and production business, which will result in a third-quarter 2006 after-tax gain of approximately $110 million.

During the second quarter 2006, Sempra Pipelines & Storage also recorded a $35 million after-tax impairment charge for its natural gas distribution investments in Maine and North Carolina.

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EDT with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (706) 645-9291 and entering the passcode 2763046.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2005 revenues of $11.7 billion. The Sempra Energy companies' 14,000 employees serve more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia.

Income-statement information by business unit is available on Sempra Energy's Web site at http://www.sempra.com/downloads/2Q2006_Table_All.pdf.

This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "should" or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission and other regulatory bodies in the United States and other countries; capital markets conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental, and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.

-more-

Sempra LNG and Sempra Pipelines & Storage are not the same companies as the utilities, SDG&E or SoCalGas, and are not regulated by the California Public Utilities Commission. Sempra Energy Trading, doing business as Sempra Commodities, and Sempra Generation are not the same companies as the utilities, SDG&E or SoCalGas, and the California Public Utilities Commission does not regulate the terms of their products and services.

SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME

(Dollars in millions, except per share amounts)	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
		(Unaudited)		
Operating revenues				
California utilities	$ 1,568	$ 1,461	$ 3,696	$ 3,288
Sempra Global and parent	918	762	2,126	1,582
Total operating revenues	2,486	2,223	5,822	4,870
Operating expenses				
California utilities:				
Cost of natural gas	535	600	1,665	1,513
Cost of electric fuel and purchased power	153	146	363	291
Other cost of sales	547	530	1,220	1,087
Other operating expenses	679	532	1,356	1,064
Depreciation and amortization	171	158	328	314
Franchise fees and other taxes	64	55	141	122
Total operating expenses	2,149	2,021	5,073	4,391
Operating income	337	202	749	479
Other income (expense), net	(5)	(3)	(1)	5
Interest income	25	12	39	22
Interest expense	(87)	(72)	(183)	(146)
Preferred dividends of subsidiaries	(3)	(3)	(5)	(5)
Income from continuing operations before income taxes and equity in earnings of certain unconsolidated subsidiaries	267	136	599	355
Income tax expense	96	33	204	41
Equity in income of certain unconsolidated subsidiaries	14	16	24	26
Income from continuing operations	185	119	419	340
Discontinued operations, net of tax	188	2	209	4
Net income	$ 373	$ 121	$ 628	$ 344
Basic earnings per share:				
Income from continuing operations	$ 0.73	$ 0.49	$ 1.64	$ 1.42
Discontinued operations, net of tax	0.73	0.01	0.82	0.02
Net income	$ 1.46	$ 0.50	$ 2.46	$ 1.44
Weighted-average number of shares outstanding (thousands)	255,728	243,898	254,996	238,448
Diluted earnings per share:				
Income from continuing operations	$ 0.71	$ 0.47	$ 1.61	$ 1.38
Discontinued operations, net of tax	0.72	0.01	0.81	0.02
Net income	$ 1.43	$ 0.48	$ 2.42	$ 1.40
Weighted-average number of shares outstanding (thousands)	260,320	250,073	259,804	245,772
Dividends declared per share of common stock	$ 0.30	$ 0.29	$ 0.60	$ 0.58

The statements above reflect the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage.

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	June 30, 2006		December 31, 2005	
	(Unaudited)			
Assets				
Current assets:				
Cash and cash equivalents	$	721	$	769
Short-term investments		4		12
Accounts receivable		741		1,145
Deferred income taxes		347		134
Interest receivable		29		29
Trading-related receivables and deposits, net		2,635		3,370
Derivative trading instruments		4,077		4,502
Commodities owned		1,863		2,498
Regulatory assets		213		255
Inventories		136		205
Other		250		297
Current assets of continuing operations		11,016		13,216
Current assets of discontinued operations		216		611
Total current assets		11,232		13,827
Investments and other assets:				
Due from unconsolidated affiliates		20		21
Regulatory assets arising from fixed-price contracts and other derivatives		377		398
Other regulatory assets		718		713
Nuclear decommissioning trusts		649		638
Investments		1,092		1,091
Sundry		814		802
Total investments and other assets		3,670		3,663
Property, plant and equipment, net		12,385		11,756
Total assets	$	27,287	$	29,246
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term debt	$	375	$	1,043
Accounts payable		954		1,394
Income taxes payable		118		86
Trading-related payables		2,917		4,127
Derivative trading instruments		2,895		3,246
Commodities sold with agreement to repurchase		218		634
Dividends and interest payable		144		140
Regulatory balancing accounts, net		367		192
Fixed-price contracts and other derivatives		92		130
Current portion of long-term debt		681		98
Other		862		1,012
Current liabilities of continuing operations		9,623		12,102
Current liabilities of discontinued operations		206		151
Total current liabilities		9,829		12,253
Long-term debt		4,414		4,815
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		162		162
Customer advances for construction		120		110
Postretirement benefits other than pensions		121		121
Deferred income taxes		218		214
Deferred investment tax credits		70		73
Regulatory liabilities arising from removal obligations		2,353		2,313
Asset retirement obligations		983		958
Other regulatory liabilities		206		200
Fixed-price contracts and other derivatives		392		400
Deferred credits and other		1,413		1,288
Total deferred credits and other liabilities		6,038		5,839
Preferred stock of subsidiaries		179		179
Shareholders' equity		6,827		6,160
Total liabilities and shareholders' equity	$	27,287	$	29,246

The statements above reflect the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage.

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Six months ended June 30,	
(Dollars in millions)	2006	2005
	(Unaudited)	
Cash Flows from Operating Activities:		
Income from continuing operations	$ 419	$ 340
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	328	314
Deferred income taxes and investment tax credits	(216)	(60)
Other	76	10
Net changes in other working capital components	79	(51)
Changes in other assets	(2)	15
Changes in other liabilities	32	2
Net cash provided by continuing operations	716	570
Net cash provided by discontinued operations	76	20
Net cash provided by operating activities	792	590
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(893)	(574)
Proceeds from sale of assets from continuing operations	24	15
Expenditures for investments	(120)	(6)
Distribution from investment	104	-
Purchases of nuclear decommissioning and other trust assets	(398)	(162)
Proceeds from sales by nuclear decommissioning and other trusts	371	130
Dividends received from unconsolidated affiliates	3	46
Other	(5)	5
Net cash used in continuing operations	(914)	(546)
Net cash provided by (used in) discontinued operations	560	(12)
Net cash used in investing activities	(354)	(558)
Cash Flows from Financing Activities:		
Common dividends paid	(134)	(119)
Issuances of common stock	46	666
Repurchases of common stock	(12)	(95)
Issuances of long-term debt	253	250
Redemption of mandatorily redeemable preferred securities	-	(200)
Payments on long-term debt	(64)	(67)
Decrease in short-term debt, net	(668)	(156)
Financing transaction related to Sempra Financial	83	-
Other	8	(3)
Net cash provided by (used in) continuing operations	(488)	276
Net cash provided by discontinued operations	2	1
Net cash provided by (used in) financing activities	(486)	277
Increase (decrease) in cash and cash equivalents	(48)	309
Cash and cash equivalents, January 1	769	415
Cash and cash equivalents, June 30	$ 721	$ 724

The statements above reflect the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage.

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Net Income				
California Utilities:				
San Diego Gas & Electric	$ 65	$ 29	$ 112	$ 88
Southern California Gas	58	58	107	127
Total California Utilities	123	87	219	215
Sempra Global:				
Sempra Commodities	69	26	185	55
Sempra Generation*	17	22	57	67
Sempra Pipelines & Storage*	28	16	39	29
Sempra LNG	(17)	(5)	(22)	(10)
Total Sempra Global	97	59	259	141
Parent & Other	(35)	(27)	(59)	(16)
Continuing Operations	185	119	419	340
Discontinued Operations	188	2	209	4
Consolidated Net Income	$ 373	$ 121	$ 628	$ 344

* Excludes amounts now classified as discontinued operations.

CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Capital Expenditures and Investments				
California Utilities:				
San Diego Gas & Electric	$ 140	$ 102	$ 723	$ 196
Southern California Gas	96	83	193	146
Total California Utilities	236	185	916	342
Sempra Global:				
Sempra Generation	5	36	35	83
Sempra Commodities	10	16	30	29
Sempra Pipelines & Storage	41	3	146	7
Sempra LNG	193	68	345	113
Total Sempra Global	249	123	556	232
Parent & Other	9	4	(459) (1)	6
Consolidated Capital Expenditures and Investments	$ 494	$ 312	$ 1,013	$ 580

(1) Reflects the transfer of the Palomar plant to SDG&E from Sempra Generation.

The statements above reflect the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

CALIFORNIA UTILITIES	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 660	$ 535	$ 1,378	$ 1,151
SoCalGas (excludes intercompany sales)	$ 908	$ 926	$ 2,318	$ 2,137
Gas Sales (Bcf)	89	86	230	223
Transportation and Exchange (Bcf)	132	117	254	239
Total Deliveries (Bcf)	221	203	484	462
Total Gas Customers (Thousands)			6,427	6,335
Electric Sales (Millions of kWhs)	3,832	3,782	7,875	7,688
Direct Access (Millions of kWhs)	756	808	1,654	1,628
Total Deliveries (Millions of kWhs)	4,588	4,590	9,529	9,316
Total Electric Customers (Thousands)			1,346	1,327
SEMPRA GENERATION				
Power Sold (Millions of kWhs)	4,592	4,347 (1)	10,342	9,336 (1)

(1) Revised to exclude the Twin Oaks power plant as a discontinued operation.

SEMPRA PIPELINES & STORAGE
(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy.)

Natural Gas Sales (Bcf)				
Argentina	67	71	119	122
Mexico	11	11	21	21
Chile	-	-	1	1
Natural Gas Customers (Thousands)				
Argentina			1,487	1,473
Mexico			99	98
Chile			38	38
Electric Sales (Millions of kWhs)				
Peru	1,157	1,075	2,322	2,127
Chile	563	508	1,177	1,241
Electric Customers (Thousands)				
Peru			777	757
Chile			528	516

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

Margin (Dollars in millions)*	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Geographical:				
North America	$ 247	$ 169	$ 606	$ 294
Europe/Asia	18	(35)	24	(6)
Total	$ 265	$ 134	$ 630	$ 288
Product Line:				
Gas	$ 105	$ 16	$ 284	$ 1
Power	110	82	211	124
Oil - Crude & Products	33	(9)	86	71
Metals	(2)	25	25	39
Other	19	20	24	53
Total	$ 265	$ 134	$ 630	$ 288

* Margin consists of net revenues less related costs (primarily brokerage, transportation and storage) plus or minus net interest expense/income, and is used by management in evaluating its geographical and product line performance.

Effect of EITF 02-03 (Dollars in millions)	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Mark-to-Market Earnings **	$ 83	$ 77	$ 243	$ 129
Effect of EITF 02-03 ***	(14)	(51)	(58)	(74)
GAAP Net Income	$ 69	$ 26	$ 185	$ 55

** Represents the fair market value of all commodities transactions. This metric is a useful measurement of profitability because it simultaneously recognizes changes in the various components of transactions and reflects how the business is managed.

*** Consists of the income statement effect of not recognizing changes in the fair market value of certain physical inventories and capacity contracts for transportation and storage.

Net Unrealized Revenue (Dollars in millions)	Fair Market Value June 30, 2006	Scheduled Maturity (in months) 0 - 12	13 - 24	25 - 36	> 36
Sources of Over-the-Counter (OTC) Fair Value:					
Prices actively quoted	$ 1,125	$ 259	$ 417	$ 323	$ 126
Prices provided by other external sources	62	(5)	1	-	66
Prices based on models and other valuation methods	(30)	-	-	-	(30)
Total OTC Fair Value (1)	1,157	254	418	323	162
Maturity of OTC Fair Value - Cumulative Percentages		22.0%	58.1%	86.0%	100.0%
Exchange Contracts (2)	80	232	40	(130)	(62)
Total Net Unrealized Revenue at June 30, 2006	$ 1,237	$ 486	$ 458	$ 193	$ 100
Net Unrealized Revenue - Cumulative Percentages		39.3%	76.3%	91.9%	100.0%

(1) The present value of unrealized revenue to be received from outstanding OTC contracts
(2) Cash received or (paid) associated with open Exchange Contracts

Credit Quality of Unrealized Trading Assets (net of margin)	June 30, 2006	December 31, 2005
Commodity Exchanges	14%	2%
Investment Grade	61%	75%
Below Investment Grade	25%	23%

Risk Adjusted Performance Indicators (Mark-to-Market Basis)	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
VaR at 95% (Dollars in millions) (1)	$ 14.3	$ 9.6	$ 18.1	$ 9.1
VaR at 99% (Dollars in millions) (2)	$ 20.1	$ 13.6	$ 25.6	$ 12.8
Risk Adjusted Return on Capital (RAROC) (3)	30%	37%	32%	35%

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level

Physical Statistics				
Natural Gas (BCF/Day)	11.6	10.6	12.1	11.4
Electric (Billions of kWhs)	109.0	86.0	223.9	193.8
Oil & Liquid Products (Millions Bbls/Day)	0.9	1.0	0.8	1.0